Filed Pursuant to Rule 424(b)(3)

Registration No. 333-111380

PROSPECTUS

$12,000,000,000

General Motors Acceptance Corporation

GMAC Demand Notes

The GMAC Demand Notes Program is designed to provide investors with a convenient means of investing funds directly with GMAC. The Demand Notes pay a floating rate of interest that is always above the most recent seven-day average yield (simple) on taxable U.S. money market funds as published in the Money Fund Report Averages™ All Taxable. The interest rate is determined each Friday by the GMAC Demand Notes Committee, with any change in the rate effective on the following Monday.

The Demand Notes are unsecured and unsubordinated debt obligations of GMAC and are not obligations of or guaranteed by General Motors Corporation, the Processing Agent or any other company. The Demand Notes are not represented by a certificate and have no stated maturity. Your Demand Notes are redeemable by you on your demand.

The Demand Notes do not have the protection of the Federal Deposit Insurance Corporation or any other insurance. An investment in the Program does not create a checking, bank account or depositor relationship between you and GMAC or The Northern Trust Company, the Processing Agent for the Program. The Program is not subject to the requirements of the Investment Company Act of 1940 (including diversification of investments) or the Employee Retirement Income Security Act of 1974. The Demand Notes are not listed on any securities exchange and there is no secondary market for the Demand Notes.

You may invest in the Demand Notes by completing the investment form accompanying this prospectus and by sending your investment by one of the methods described in this prospectus under the heading “How to Invest”.

The Demand Notes are offered on a continuous basis and Demand Notes registered on December 19, 2003 (Registration No. 333-111380) and all Registration Statements filed previously represent the maximum aggregate principal amount of Demand Notes which are expected to be offered for sale. No commissions are payable by GMAC on sales of the Demand Notes. GMAC reserves the right to withdraw, cancel or modify the offer to sell Demand Notes at any time without notice. GMAC has the sole right to accept offers to purchase Demand Notes and may reject any proposed purchase of Demand Notes in whole or in part.

For information regarding:

the Program, please call 1-800-548-7923;

the current interest rate on the Demand Notes, please call 1-800-426-8323;

an additional Prospectus, please call 1-888-271-4066 or download from www.demandnotes.com.

Please read the Prospectus carefully and retain for

future reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

February 9, 2004

Demand Notes

SUMMARY

Issuer	General Motors Acceptance Corporation

Principal Executive Offices of GMAC	200 Renaissance Center, Detroit, Michigan 48265 (Tel. No. 313-556-5000).

Title	Demand Notes.

Amount	Up to $12,000,000,000 aggregate initial offering price.

Investment Options

•	Check—see page 10;

•	Wire transfer—see page 10;

•	Automatic monthly or periodic charge from a bank account—see page 10;

•	Direct Investment of an entire net paycheck, Social Security, pension check or other regularly recurring check—see page 11; and

•	GM payroll and GM pension deduction—see page 11.

Redemption Options

•	Writing a check of $250 or more—see page 12;

•	Wire transfer of $1,000 or more—see page 12;

•	Official bank check of $500 or more—see page 13; and

•	Automatic monthly or quarterly redemption of specified amounts—see page 13.

Status

The Demand Notes are unsecured and unsubordinated debt obligations of GMAC and rank equally and ratably with all other unsecured indebtedness of GMAC (other than obligations preferred by mandatory provisions of law). The Demand Notes are not insured by the Federal Deposit Insurance Corporation or any other insurance. An investment in Demand Notes does not create a checking, bank account or depositor relationship between you and GMAC or the Northern Trust Company, the Processing Agent for the Program.

Maturities	The Demand Notes mature on demand.

Interest

The Demand Notes pay a floating rate of interest that is always above the most recent seven-day average yield (simple) on taxable U.S. money market funds as published in the Money Fund Report Averages™ All Taxable.*—see page 8.

Principal	The principal amount of your Demand Notes is equal to the total amount of your investments plus accrued and reinvested interest, less fees, if any, and your redemptions.

Fees	Fees, if any, will be assessed only for checks written by you for insufficient funds, stop payments requested by you, and checks written by you for less than the $250 minimum requirement.—see page 9.

Processing Agent and Correspondence Address	The Northern Trust Company, P.O. Box 75919, Chicago, IL 60675-5919

Investments by Mail Address	The Northern Trust Company, P.O. Box 75920, Chicago, IL 60675-5920

Redemption at Option of GMAC	The Demand Notes may be redeemable by GMAC—see page 14.

Form of Demand Notes	The Demand Notes are offered in the United States only. The Demand Notes are not represented by a certificate.

Tax Status

Interest earned on Demand Notes is subject to taxation by the United States and is not exempt from taxation by other U.S. or non-U.S. taxing jurisdictions. Backup withholding and information reporting may apply to certain U.S. persons. Non-U.S. persons may be subject to U.S. Federal income tax and withholding may apply in some cases unless certain certifications or statements are provided to GMAC. Information reporting and backup withholding will generally not apply to payments made to non-U.S. persons provided GMAC receives certain certifications or statements.—see page 18.

Trustee	U.S. Bank Trust National Association, 535 Griswold, Suite 550, Detroit, Michigan 48226, under an Indenture dated as of October 15, 1985, as amended.

Unless the context indicates, the words “GMAC”, the “Company”, “we”, “our”, “ours”, and “us” refer to General Motors Acceptance Corporation.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information or to make any additional representations. We are not making an offer of any securities other than the Demand Notes. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus.

The distribution of this prospectus and the offering of the Demand Notes may be restricted in certain jurisdictions. You should inform yourself about and observe any such restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

PRINCIPAL EXECUTIVE OFFICES

Our principal executive offices are located at 200 Renaissance Center, Detroit, Michigan 48265, and our telephone number is 313-556-5000.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any reports or other information we file at the public reference room of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also inspect our filings at the following Regional Offices of the SEC located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and 233 Broadway New York, New York 10279. You may also request copies of our documents upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room. You may obtain information regarding the Public Reference Room by calling the SEC at 1-800-SEC-0330. SEC filings are also available to the public from commercial document retrieval services. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically, including GMAC. We are not incorporating the contents of the SEC website into this prospectus. Reports and other information can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 (together with all amendments and exhibits, the “registration statement”) under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the securities. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. Certain parts of the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with them, which means that we can disclose important information to you by referring you to those documents, including our annual, quarterly and current reports, that are considered part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below that we previously filed with the SEC and any future filings made with the SEC by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) until we sell all of the securities. These documents contain important information about GMAC and its finances.

SEC Filings	Period
Annual Report on Form 10-K	Year ended December 31, 2002
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2003, June 30, 2003 and September 30, 2003
Current Reports on Form 8-K	Filed January 16, 2003; March 7, 2003; April 10, 2003; April 23, 2003; June 13, 2003; June 19, 2003(2); and December 3, 2003

You may request a copy of the documents incorporated by reference in this prospectus, except exhibits to such documents, unless those exhibits are specifically incorporated by reference in such documents, at no cost, by writing or telephoning the office of L.K. Zukauckas, Controller and Principal Accounting Officer, at the following address and telephone number:

General Motors Acceptance Corporation

200 Renaissance Center

Mail Code: 482-B08-A36

Detroit, Michigan 48265

Tel: (313) 665- 4327

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus may include or incorporate by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future, references to future success and other matters are forward-looking statements, including statements preceded by, followed by or that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “intends,” “anticipates,” “continues,” “forecasts,” “designed,” “goal” or the negative of those words or other comparable words.

These statements are based on GMAC’s current expectations and assumptions concerning future events, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, including:

•	changes in economic conditions, currency exchange rates, significant terrorist attacks or political instability in the major markets where we operate;

•	changes in the laws, regulations, policies or other activities of governments, agencies and similar organizations where such actions may affect the production, licensing, distribution or sale of our products, the cost thereof or applicable tax rates;

•	the threat of terrorism, the outbreak or escalation of hostilities between the United States and any foreign power or territory and changes in international political conditions may continue to affect both the United States and the global economy and may increase other risks; and

•	we may face other risks described from time to time in periodic reports that we file with the SEC.

Consequently, all of the forward-looking statements made in this prospectus and the accompanying documents are qualified by these cautionary statements and there can be no assurance that the actual results or developments that we anticipate will be realized or, even if realized, that they will have the expected consequences to or effects on us. The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We do not, however, undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents the ratio of our earnings to fixed charges for the periods indicated:

Nine months ended September 30, 2003	Years Ended December 31
	2002	2001	2000	1999	1998
1.61	1.43	1.38	1.31	1.38	1.33

The schedule containing the calculation of the ratio of earnings to fixed charges for the nine months ended September 30, 2003 and the years 1998–2002 is included as an exhibit to the registration statement of which this prospectus is a part and is incorporated in this prospectus by reference.

USE OF PROCEEDS

We will add the proceeds from the sale of the Demand Notes to the general funds of GMAC and they will be available for general corporate purposes, including the purchase of receivables, the making of loans, the repayment of existing indebtedness, the reduction of short-term borrowings or for investment in short-term securities.

DESCRIPTION OF GENERAL MOTORS ACCEPTANCE CORPORATION

General Motors Acceptance Corporation, a wholly-owned subsidiary of General Motors Corporation (General Motors or GM), was incorporated in 1997 under the Delaware General Corporation Law. On January 1, 1998, the Company merged with its predecessor, which was originally incorporated in New York in 1919. The Company operates directly and through its subsidiaries and affiliates in which the Company or GM has equity investments.

GMAC’s global activities include Financing, Mortgage and Insurance operations:

•	Financing—GMAC and its affiliated companies offer a wide variety of automotive financial services to and through General Motors and other automobile dealerships. The Company also provides commercial financing and factoring services to businesses in other industries (e.g., manufacturing and apparel).

•	Mortgage—The Company’s Mortgage operations originate, purchase, service and securitize residential and commercial mortgage loans and mortgage related products.

•	Insurance—GMAC’s Insurance operations insure and reinsure automobile service contracts, personal automobile insurance coverages (ranging from preferred to non-standard risk) and selected commercial insurance coverages.

PLAN OF DISTRIBUTION

The Demand Notes are being offered on a continuous basis for sale by the Company on its own behalf directly to employees of the Company, General Motors Corporation and their respective participating subsidiaries and affiliates, to the immediate family members of such employees, to retirees who are receiving retirement benefits from General Motors Corporation or its participating subsidiaries and affiliates, to the immediate family members of such retirees, to franchised General Motors dealers, their employees and affiliates of such dealers, to the stockholders of General Motors Corporation and to certain customers of the Company and their employees and its subsidiaries as determined by the Demand Notes Committee (each an “eligible investor” and collectively the “investors”). Immediate family members are defined as the spouse, children, parents, siblings and grandparents of an employee or retiree. The Demand Notes are being offered only to persons whose registered addresses are in the United States.

No commissions are payable by GMAC on sales of the Demand Notes. We reserve the right to withdraw, cancel or modify the offer to sell Demand Notes at any time without notice. We have the sole right to accept offers to purchase Demand Notes and may reject any proposed purchase of Demand Notes in whole or in part.

DESCRIPTION OF THE GMAC DEMAND NOTES PROGRAM

The following description is a summary of the Program. It is not intended to be complete and is subject to the complete text of the Program, a copy of which is filed as an exhibit to the Registration Statement filed with the SEC. A copy of the Program will be made available to you upon written request to us.

General Information

All funds invested in the Demand Notes, together with accrued interest, redemptions and fees, if any, are recorded on a register maintained by the Processing Agent. No certificate or other instrument evidencing GMAC’s indebtedness is issued to you. The Demand Notes register also includes the name(s), address(es), tax identification or Social Security Number(s) and date of birth of the registered owner(s) of your Demand Notes.

In addition, you may be required to provide certain other information required by relevant law. We will not accept facsimile signatures on any checks, investment forms, account change requests or any other documents that requires a change in a Demand Notes account. You may hold Demand Notes individually, jointly, in a trust or custodial capacity or in the name of a corporation, business or association.

You are provided with periodic statements showing a summary of all your Demand Notes account transactions. Redemption checks which you have written are not returned to you, but the check number and the amount of each cashed check are indicated on your statement.

You are able to obtain your current Demand Notes balance at any time by calling toll free 1-800-548-7923 or accessing our website at www.demandnotes.com.

The Demand Notes have no stated maturity and may be redeemed at your option; provided, however, that redemptions are subject to certain minimum amounts. (See “How to Redeem—page 12.) The Demand Notes are not subject to any sinking fund.

You may transfer Demand Notes only to another investor. The Demand Notes are not and will not be listed on any securities exchange and there is no secondary market for them.

We have no right of set-off against your Demand Notes for indebtedness not related to your Demand Notes. We have the right to deduct from the principal amount of your Demand Notes any amounts invested by us in error.

We may from time to time enter into one or more supplemental indentures, without the consent of investors in the Demand Notes, providing for the issuance of Demand Notes under the Indenture in addition to the aggregate principal amount authorized thereunder on the date of this Prospectus. By investing in Demand Notes, you accept and agree to all provisions of the Program.

Administration

We have established a Demand Notes Committee consisting of persons appointed by the Executive Committee of GMAC’s Board of Directors. The members of the Demand Notes Committee do not receive any compensation for their services as such but they may be officers, directors or employees of GMAC or any of its subsidiaries. The current Demand Notes Committee members are the Executive Vice President and Chief Financial Officer, the Vice President — Global Borrowings, the Vice President — U.S. Funding and Global Markets and, the Director, Investor Relations all at 200 Renaissance Center, Detroit, Michigan 48265. The Demand Notes Committee members serve at the pleasure of the Executive Committee of the Board of Directors until their resignation or removal from office by the Executive Committee.

The Demand Notes Committee has the full power and authority to amend the Program, to interpret its provisions, to adopt rules and regulations in connection with the Program, and to set and adjust the rate of interest to be paid on the Demand Notes.

We have appointed The Northern Trust Company as Processing Agent to handle the day-to-day administration of the Program. See “Processing Agent.”

Interest Rate

The Demand Notes pay interest at a floating rate as determined by the Demand Notes Committee. The interest rate on the Demand Notes is subject to change on Friday of each week, with any change being effective the following Monday. In deciding on the interest rate, the Committee examines the level and the changes in interest rates that occur from time to time. However, at all times, the interest rate on the Demand Notes is greater than the most recent seven-day average yield (simple) on taxable money market funds in the United States as published in the Money Fund Report Averages™ All Taxable.* The rate of interest paid for any period in the Demand Notes is not an indication or representation of future rates of interest to be paid on the Demand Notes. If in any week the Money Fund Report Averages™ All Taxable is not available or publication of such seven-day average is suspended, the seven-day average yield at such time will be an approximately equivalent rate determined by the Demand Notes Committee. The Demand Notes Committee has the authority to provide for differing interest rates based on, among other criteria, the size of individual Demand Notes accounts. The Demand Notes Committee has no present intention to have multiple interest rates; but if it decides to do so, you will be notified by mail.

Interest on the Demand Notes accrues in accordance with the provisions governing the different particular methods of investment, as described under “How to Invest.” Interest on the Demand Notes is compounded daily, at the rate in effect each day, based on a 365-day year. Interest payable on the Demand Notes accrues daily and is credited to your account on the last day of each calendar month. You may obtain the current interest rate at any time by calling 1-800-426-8323 or accessing our website at www.demandnotes.com.

*Money	Fund Report is a service of iMoneyNet, Inc. (formerly IBC Financial Data Inc.). Money Fund Report states that the yield information obtained from money market funds is screened by the publisher, but no guarantee of the accuracy of the information is made by us.

Fees

We do not charge you for any account maintenance or management fees nor do we charge you for checks, check redemptions or wire redemptions. Fees for checks returned for insufficient funds, stop payment requests, and checks written for less than the $250 minimum requirement are directly debited from your account. You may, however, be charged a fee by your commercial bank if you make an investment or receive a redemption amount by wire transfer. In addition, you may incur charges in obtaining signature guarantees where requested.

HOW TO INVEST

You may invest in Demand Notes at any time, without charge, by check, by wire transfer, by charge to your bank account or by other means permitted by the Demand Notes Committee. The minimum initial investment is $1,000. To open an account, you must complete the investment form accompanying this Prospectus and provide a personal check. The minimum amount for subsequent investments is $50. You must maintain a minimum investment balance in each of your accounts — see “Optional Redemptions By GMAC — Investor Balance Below Program Minimum”. All investments must be in U.S. dollars and investments by check must be drawn on a financial institution incorporated in the United States. We will reject all checks drawn on a foreign bank or a United States branch of a foreign bank.

The maximum balance of all your Demand Notes accounts having the same social security or tax identification number cannot exceed $15,000,000. We reserve the right to redeem at our sole discretion your account(s) for any amount in excess of $15,000,000, as we shall determine; such amount redeemed will be in the form of a check mailed to your address of record.

For purposes of the Program, a “business day” is a day on which both The Northern Trust Company and the Federal Reserve Bank of Chicago are fully open for business. We reserve the right at any time to modify, suspend or terminate any of the investment methods described below.

Investments by Check

Your initial and subsequent investments by check are to be made payable to “GMAC Demand Notes” and must be mailed to GMAC Demand Notes, The Northern Trust Company, P.O. Box 75920, Chicago, Illinois 60675-5920. Your initial investment (personal checks only) must be accompanied by the investment form. Your subsequent investments by check must include your tax identification or Social Security number and the Demand Notes number assigned to you by The Northern Trust Company. Initial and subsequent investments by check that are received and processed by the Processing Agent before 9 a.m. EST are invested in your Demand Notes on the next Business Day after your check’s receipt. Initial and subsequent investments by check that are received and processed by the Processing Agent after 9 a.m. EST are invested in your Demand Note on the second Business Day from such date after the check’s receipt. Interest begins to accrue on the day it is invested. Neither the Processing Agent nor GMAC are responsible for delays in the receipt of checks mailed to The Northern Trust Company. Your investments made by check are available for redemption on the sixth business day after the Processing Agent invests your check.

Investments by Wire Transfer

Once your Demand Notes account has been opened, you may make subsequent investments by transferring funds via bank wire. You may instruct your bank to wire the funds to The Northern Trust Company (ABA No. 071000152). The bank wire must include the designation “GMAC Demand Notes,” your name and address, your tax identification or Social Security number, and your 10-digit Demand Notes number. We charge you no fees for wire transfers; however, your commercial bank may charge you a fee if you make an investment by wire transfer.

An investment by wire transfer of funds is invested in your Demand Notes on the business day the funds are received by the Processing Agent in proper form and begins accruing interest on that day provided the funds have been received by the Processing Agent by 2:00 p.m. Eastern Time. Funds received after 2:00 p.m. Eastern Time are invested and begin to accrue interest on the next business day. Neither the Processing Agent nor GMAC is responsible for delays in the transfer and wiring of funds. Your investments made by wire transfer are available for redemption on the same business day the Processing Agent invests your wire transfer into your Demand Notes.

Investments by Automatic Monthly or Periodic Charge from a Bank Account

You may elect to authorize the Processing Agent to make an automatic monthly or periodic charge of $50 or more to your personal banking account for purposes of investing in Demand Notes. Upon receipt of proper written authorization, the Processing Agent prepares an electronic transfer drawn against your banking account for the prescribed amount. The proceeds from the electronic transfer are invested in your Demand Notes and begins accruing interest on the first business day after the Processing Agent receives the electronic transfer. Your investments made by electronic transfer are available for redemption on the sixth business day after the Processing Agent invests your electronic transfer.

To establish the automatic monthly or periodic charge to your checking account, you must elect this option on your investment form or obtain the necessary authorization form directly from the Processing Agent or from our website at www.demandnotes.com. You may change the amount of your monthly investment (subject to the $50 monthly minimum) or terminate such investment entirely at any time by providing written notice to the Processing Agent. Your notice is effective as soon as practicable after its receipt by the Processing Agent.

Investments by Direct Investment of Entire Net Paycheck, Pension or Social Security Check

You may elect to invest in Demand Notes by instructing your place of employment, or the Social Security Administration, to invest your entire paycheck, pension, Social Security or other recurring check directly into your Account. To terminate your direct investments, you must notify the issuers of such checks. Your direct investments are available for redemption on the same business day that the Processing Agent receives your investment and interest begins to accrue on that day.

Investments by Deduction From GM Payroll or GM Pension

This option is available to you only if you are an employee of a company participating in Demand Notes payroll deductions through any General Motors Corporation compensation system. You may elect this option after your account is established.

Your investments by GM payroll or GM pension deduction must be specified as a fixed dollar amount. Your minimum investment by payroll deduction is $50 per month. If you are paid weekly, the minimum investment is $11.50 per week, your payroll deduction investments are invested in your Demand Notes on the last business day of the week in which the paycheck is issued, and interest begins accruing on that day. If you are paid on other than a weekly basis, your payroll deduction investment is invested in your Demand Notes and begins accruing interest on the payday it was withheld. Your pension deduction investment is invested in your Demand Notes and begins accruing interest on the first business day of each month you are eligible to receive retirement benefits. The Demand Notes Committee may authorize changes in the minimum monthly and weekly investment from time to time.

Investments by deduction from a GM payroll or pension are available for redemption the same business day that the Processing Agent receives your investment.

Unless otherwise permitted by the Demand Notes Committee, an employee may make investments by payroll or pension deduction in only one Demand Notes. No deduction will be made in any period in which an employee is not receiving a salary, wage or pension benefit.

Subject to the foregoing provisions and this paragraph, the deduction amount authorized by an employee may be started, increased, decreased or terminated at any time in writing or through the automated phone system at 1-800-548-7923. Your change in deduction will be effective as soon as practicable after the Processing Agent receives it.

In addition, a retiree is only entitled to receive pension benefits terminating with the last monthly payment preceding the retiree’s death. We will refund any pension deduction(s) made subsequent to the retiree’s death to the Trustee for the General Motors Pension Plan or other General Motors subsidiary pension plan and redeem an amount equal to such refund from the deceased retiree’s Demand Notes. If the amount of the redemption exceeds the principal amount in the deceased retiree’s Demand Notes, the retiree’s estate will be liable to GMAC for the difference between the amount of the redemption and the amount of the pension deduction to be refunded to the retiree’s pension plan.

HOW TO REDEEM

You may redeem all or part of your Demand Notes by following the procedures described below. If the amount to be redeemed represents an investment made by check or charge to your bank account, the redemption instructions will not be honored if the instructions are received within five business days from the investment day of that investment check or charge. We reserve the right at any time to modify, suspend or terminate any of the redemption methods described below. No redemption proceeds are paid in cash. Interest on a redeemed investment accrues to, but does not include, the date of redemption.

A signature guarantee may be required in certain circumstances in order for you to add or change your redemption options. Our purpose in requiring a signature guarantee is to prevent fraud or misrepresentation and is for your protection. Guarantees must be signed by an authorized signatory and the statement “Signature Guaranteed” must appear with the signature. Notarized signatures are not sufficient. In certain instances, additional documentation may be required including, but not limited to, copies of trust instruments, birth certificates, or court appointments as executor or administrator. Any request for a change to your method of redemptions or notice regarding your Demand Notes must be mailed to the Processing Agent’s correspondence address at the Northern Trust Company, GMAC Demand Notes, P.O. Box 75919, Chicago, Illinois 60675-5919.

Redemption by Written Check

If you select this option on the investment form, we will provide you with a free supply of checks. You may redeem your Demand Notes by writing a check, payable to the order of anyone, in an amount of $250 or more. If the amount of the redemption check is greater than the balance in your Demand Notes account or is for less than $250, the check will not be honored and a fee will be debited from your account by the Processing Agent. Checks are deposited and processed through normal bank clearing systems. There is no limit on the number of checks you may write. We will not accept facsimile signatures on checks.

Where there is more than one registered owner of a Demand Notes, only the signature of one registered owner is required on the check unless you otherwise specify on the Demand Notes investment form. When your check is presented to the Processing Agent for payment, the Processing Agent redeems your Demand Notes sufficient to cover the amount of the check. If you request a stop payment of a check, the Processing Agent assesses a service charge for each stop payment request made. The Processing Agent may review any Demand Notes check to verify its validity.

You may also request the redemption by written check option after you have submitted the initial investment form by providing the Processing Agent with a written request to add this option to your Demand Notes. Your written request requires the signatures of all registered owners (including joint owners) of the Demand Notes exactly as the name(s) appear on the Demand Notes investment form. A signature guarantee stamp for each owner is also required.

Redemption by Wire

If you select this option on the investment form, you may redeem your Demand Notes during the Processing Agent’s regular business hours by having redemption proceeds of $1,000 or more wired to a predesignated bank account. By use of this option, you authorize the Processing Agent to act on telephone or written redemption instructions from any person or persons representing themselves to be the registered owners of the Demand Notes. The Processing Agent’s record of your instructions is binding.

To select the Redemption by Wire option, you must designate on the investment form an account at a bank in the United States to receive the redemption proceeds. You must also provide the Processing Agent with a voided specimen check or deposit slip from such bank. Once established, you may utilize this option by calling the Processing Agent toll free at 1-800-548-7923 during regular business hours.

Upon receipt of wire redemption instructions, the Processing Agent will redeem your Demand Notes sufficient to cover the amount specified in your wire redemption instructions. If the redemption instructions are received by 2:00 p.m. Eastern Time on any business day, the Processing Agent wires the redemption proceeds to the predesignated bank account on the same business day. If the redemption instructions are received after 2:00 p.m. Eastern Time on any business day, the Processing Agent wires the redemption proceeds to the predesignated bank account on the next business day.

You may add or change the Redemption by Wire instructions only upon written request to the Processing Agent accompanied by signature guarantees of each registered owner (including joint owners) of the Demand Notes.

Neither the Processing Agent nor GMAC is responsible for delays in the wiring of funds through the banking system or for the authenticity of telephone redemption instructions.

Redemption by Official Bank Check

By investing in Demand Notes, you authorize the Processing Agent to act on telephone and written redemption instructions from any person or persons representing themselves to be the registered owner(s) of the Demand Notes, to redeem your Demand Notes during any business day and to mail a bank check in a specified amount (minimum $500) to the registered owner(s) of the Demand Notes at the registered address. These instructions may be given by calling the Processing Agent toll free at 1-800-548-7923 during regular business hours. Upon receipt of such instructions, the Processing Agent redeems your Demand Notes by an amount sufficient to cover the amount specified in the instructions. The Processing Agent mails a bank check to the registered address for the redemption proceeds on the next business day.

Automatic Monthly or Quarterly Redemption

If you select this option on the investment form, you authorize the Processing Agent to automatically redeem (a) on a monthly or quarterly basis a specified part of your Demand Notes (minimum $100) or (b) the monthly interest accrued on your Demand Notes. These options are available only if your Demand Notes has a principal amount of $5,000 or more.

On a predetermined date each month or quarter, as the case may be, the Processing Agent redeems your Demand Notes by an amount equal to the redemption amount specified. On the following day, the Processing Agent mails a bank check for the redemption proceeds to the address of the registered owner(s) of the Demand Notes. The redemption proceeds will be mailed only to the registered address of the registered owner(s) of the Demand Notes.

If on the date selected for any monthly or quarterly redemption, your Demand Notes does not have a principal amount of $5,000 or more, the Processing Agent will not honor the redemption. You may terminate the Automatic Monthly or Quarterly Redemption Option by providing written notice to the Processing Agent. Such notice is effective as soon as practicable after receipt by the Processing Agent.

You may also request the Automatic Monthly or Quarterly Redemption Option after you have submitted the investment form by providing the Processing Agent with a written request to add the desired automatic redemption option to the Demand Notes. Your written request requires the signatures of all registered owners (including joint owners) of the Demand Notes exactly as the name(s) appear on the Demand Notes investment form.

Full Redemption of a Demand Notes

You may redeem your Demand Notes in full by providing telephone or written instructions to the

Processing Agent to close your account. Written instructions to close your account must state your intention to redeem in full your Demand Notes and must be mailed to the Processing Agent at its correspondence address.

Upon receiving your instructions, the Processing Agent redeems in full your Demand Notes, including accrued and unpaid interest to the date of redemption. The Processing Agent mails a bank check for the redemption proceeds on the next business day to the registered address of the registered owner(s) of the Demand Notes.

OPTIONAL REDEMPTIONS BY GMAC

Investor Misuse of Redemption Provisions

We reserve the right to redeem immediately any Demand Notes of an investor who we believe, in our sole judgment and discretion, is abusing or misusing the redemption provisions of the Program, i.e., the writing of multiple checks where the amounts of the checks are greater than the principal amount of the Demand Notes. In such situation, we will notify the investor of our intention to redeem in full the Demand Notes on the third business day following the date of our notice. A final redemption check will be sent to the investor in an amount equal to the principal amount of the redeemed Demand Notes, including accrued and unpaid interest. In the event that Demand Notes with a principal amount below $0 are redeemed, the investor will be liable to us for the amount required to restore the principal amount to $0 as of the date the Demand Notes were redeemed.

Investor Balance Below Program Minimum

We will redeem any particular Demand Notes account that maintains a principal amount of less than $1,000 for a period consisting of the two consecutive months immediately following the month in which the average principal amount of the Demand Notes falls below $1,000. If your account has an average principal amount of less than $1,000, you will receive written notice from us reminding you of the minimum investment requirement and providing you with the proposed date of redemption of your Demand Notes. If your Demand Notes are redeemed, you will be mailed a check in an amount equal to the principal amount of such redeemed Demand Notes, including accrued and unpaid interest. In the event that Demand Notes with a principal amount below $0 are redeemed, you will be liable to GMAC for the amount required to restore the principal amount to $0 as of the date the Demand Notes were redeemed.

Investor Balance Above Program Maximum

We may redeem any particular Demand Notes account(s) that exceeds $15,000,000 where the account(s) have the same social security or tax identification number. If your Demand Notes is so partially redeemed by us, you will be mailed a check in an amount equal to the principal amount above $15,000,000.

Other GMAC Redemption Option

Other than as described above, we will give prior written notice of at least thirty days but not more than ninety days to you if your Demand Notes are subject to full or partial redemption. Any partial redemption of Demand Notes will be effected by lot or pro rata or by any other method that is deemed fair and appropriate by the Trustee. The notice from us will specify the effective date of redemption, the amount being redeemed and the effective date the redeemed amount will become due and payable and that interest will cease to accrue as of that date. All partial redemption notices will list the remaining principal amount of the Demand Notes. The full or partial Demand Notes being redeemed, plus accrued and unpaid interest thereon to the date of redemption, will be paid by check mailed to the registered owner(s) of the redeemed Demand Notes. Interest on the redeemed amount will cease to accrue on and after the effective date the redeemed amount will become due and payable.

THE INDENTURE

General Information

The Demand Notes are issued under an Indenture dated as of October 15, 1985 between GMAC and U.S. Bank Trust National Association, as successor Trustee, and all supplemental indentures thereto. The summary description of the Demand Notes contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the detailed provisions of the Indenture, and to the complete text of the Program, copies of which are filed as exhibits to the Registration Statement filed with the SEC.

The Demand Notes constitute unsecured and unsubordinated debt obligations of GMAC. You do not have any priority or secured claim against any of the assets of GMAC with respect to the principal amount of your Demand Notes or accrued and unpaid interest. Funds invested in the Demand Notes are not subject to the protection of the Federal Deposit Insurance Corporation or any other insurance.

Limitation on Liens

GMAC will not at any time pledge or otherwise subject to any lien any of its property or assets without thereby expressly securing the due and punctual payment of the principal of and interest on the Demand Notes equally and ratably with any and all other obligations and indebtedness secured by such pledge or other lien, so long as any such other obligations and indebtedness shall be so secured. This restriction shall not apply to:

(1) the pledge of any assets to secure any financing by GMAC of the exporting of goods to or between, or the marketing thereof in, foreign countries (other than Canada), in connection with which GMAC reserves the right, in accordance with customary and established banking practice, to deposit, or otherwise subject to a lien, cash, securities or receivables, for the purpose of securing banking accommodations or as the basis for the issuance of bankers’ acceptances or in aid of other similar borrowing arrangements;

(2) the pledge of receivables payable in foreign currencies (other than Canadian dollars) to secure borrowings in foreign countries (other than Canada);

(3) any deposit of assets of GMAC with any surety company or clerk of any court, or in escrow, as collateral in connection with, or in lieu of any bond on appeal by us from any judgment or decree against it, or in connection with other proceedings in actions at law or in equity by or against GMAC;

(4) any lien or charge on any property, tangible or intangible, real or personal, existing at the time of acquisition of such property (including acquisition through merger or consolidation) or given to secure the payment of all or any part of the purchase price thereof or to secure any indebtedness incurred prior to, at the time of, or within 60 days after, the acquisition thereof for the purpose of financing all or any part of the purchase price thereof; and

(5) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien, charge or pledge referred to in the foregoing (1) to (4) inclusive of this paragraph; provided, however, that the amount of any and all obligations and indebtedness secured thereby will not exceed the amount thereof so secured immediately prior to the time of such extension, renewal or replacement, and that such extension, renewal or replacement will be limited to all or a part of the property which secured the charge or lien so extended, renewed or replaced (plus improvements on such property).

Merger and Consolidation

The Indenture provides that GMAC will not merge or consolidate with another corporation or sell or convey all or substantially all of its assets unless either GMAC is the continuing corporation or the new corporation shall expressly assume the interest and principal due under the Demand Notes. In either case, the Indenture provides that neither GMAC nor a successor corporation may be in default of performance immediately after a merger or consolidation. Additionally, the Indenture provides that in the case of any such merger or consolidation, either GMAC or the successor company may continue to issue Demand Notes under the Indenture.

Events of Default

The following events are defined in the Indenture as “Events of Default”:

•	failure to pay all or any part of the principal of or interest on any Demand Notes as and when the same will be due and payable (subject to certain exceptions described in the Indenture);

•	failure to perform or observe any other covenants or agreements in the Indenture or the Program for thirty days after written notice; and

•	certain events of bankruptcy, insolvency or reorganization.

The Indenture provides that the Trustee will, within ninety days after the occurrence of a default, give investors notice of all uncured defaults known to it (the term default to include the events specified above without grace periods); provided, however, that except in the case of default in the payment of the principal of or interest on any of the Demand Notes, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the investors.

We are required to furnish to the Trustee annually a statement of certain officers of GMAC stating whether or not to their knowledge we are in default in the performance and observance of certain terms of the Indenture and, if we are in default, specifying each such default.

Investors holding a majority in aggregate principal amount of the Demand Notes then outstanding have the right to waive certain defaults and, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The Indenture provides that, in case an Event of Default will occur (which will not have been cured or waived), the Trustee is required to exercise such of its rights and powers under the Indenture, and to use the degree of skill and care in their exercise, that a prudent man would exercise or use under the circumstances in the conduct of his own affairs, but otherwise need only perform such duties as are specifically set forth in the Indenture. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the investors unless they will have offered to the Trustee reasonable security or indemnity.

Concerning the Trustee

U.S. Bank Trust National Association is the Trustee under the Indenture. U.S. Bank Trust National Association acts as depository for funds of, makes loans to, and performs certain other services for, GMAC and certain of its affiliates in the normal course of its business. As trustee of various trusts, it has purchased securities of GMAC and certain of its affiliates.

Modification of the Indenture

With certain exceptions, under the Indenture, the rights and obligations of GMAC and the rights of the investors may be modified by GMAC with the consent of investors holding not less than 66 2/3% in aggregate principal amount of the Demand Notes then outstanding; but no such modifications may be made which would:

•	extend the maturity of any Demand Notes or reduce the principal amount of any Demand Notes or the accrued and unpaid interest thereon or

•	reduce the stated percentage of the Demand Notes, the consent of the investors of which is required to modify or alter the Indenture, without the consent of investors holding all of the Demand Notes then outstanding.

MODIFICATION, SUSPENSION OR TERMINATION OF PROGRAM

The Demand Notes Committee may amend or modify the Program at any time as it deems necessary or appropriate. Written notice of any material amendment or modification will be provided to investors at least fifteen days prior to the effective date of such amendment or modification. No such amendment or modification, however, will reduce the principal amount of any Demand Notes, or accrued and unpaid interest thereon, as of the effective date of such amendment or modification and no such amendment or modification will have a retroactive effect that would prejudice the rights of investors.

GMAC may terminate the Program in its entirety for any reason. We may, at our discretion, temporarily or permanently suspend the acceptance of investments in the Demand Notes without such a suspension amounting to a termination of the Program. Written notice of suspension or termination will be provided to investors at least thirty days prior to the effective date of such suspension or termination. We may omit, restrict, suspend or terminate the Program in any jurisdiction in which we, at our discretion, deem such action advisable in view of local law and regulations.

PROCESSING AGENT

GMAC has appointed The Northern Trust Company, 50 South LaSalle Street, Chicago, Illinois 60675 to act as the Processing Agent for the Demand Notes. Services performed by the Processing Agent include:

•	investment and redemption processing and accounting;

•	preparation of Demand Notes statements and other correspondence;

•	investor servicing;

•	advice on the principal amount of Demand Notes, accrual of interest income and payment and reinvestment of interest accrued; and

•	required tax reporting and filings with proper authorities.

Any determination rendered by the Demand Notes Committee in connection with the services performed by the Processing Agent is final and conclusive. For these services, we pay the Processing Agent a monthly agency and administrative fee based on the number of Demand Notes outstanding at the end of each month as well as its reasonable out-of-pocket costs (such as, but not limited to, postage, forms, telephone and wire expenses). We pay all costs incurred by us in the offering of the Demand Notes and administration of the Program.

NOTICES

All notices, statements and communications provided to you by us or the Processing Agent pursuant to the provisions of the Program will be deemed to have been duly given when mailed by first-class mail, postage prepaid to the registered address of the registered owner(s).

You must promptly provide the Processing Agent with notice of any change in your address. Such notice must be in writing and must include your tax identification or Social Security number, the Demand Notes number assigned by The Northern Trust Company and the signatures of all registered owner(s) (including joint owners) on the Demand Notes and must be signed ex -

actly as their name(s) appear on the Demand Notes investment form. The notice must be mailed to GMAC Demand Notes, The Northern Trust Company, P.O. Box 75919, Chicago, Illinois 60675-5919. The notice will be effective as soon as practicable after receipt thereof by the Processing Agent.

All notices or communications from you to us and/or the Processing Agent must include your name and address, your tax identification or Social Security number and the Demand Notes number assigned by The Northern Trust Company and must be signed by all registered owner(s) (including joint owners) of the Demand Notes and must be signed exactly as the name(s) appear on the Demand Notes investment form. Such notices or communications to us must be sent to GMAC Demand Notes, General Motors Acceptance Corporation, P.O. Box 33129, 200 Renaissance Center, Detroit, Michigan 48232, and such notices or communications to the Processing Agent must be sent to GMAC Demand Notes, The Northern Trust Company, P.O. Box 75919, Chicago, Illinois 60675-5919.

TAXES

The Program is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor is the Program subject to the Employee Retirement Income Security Act of 1974, as amended. Investments in Demand Notes are not open for Individual Retirement Accounts nor otherwise deductible for Federal income tax purposes. Interest accrued and reinvested in your Demand Notes is taxable to you in the year in which such interest is accrued and reinvested. No part of such interest is excludable from taxable income. Backup withholding and information reporting requirements may apply to certain non-corporate U.S. holders. The interest income also may be subject to taxation by some state and local governments.

For Federal estate tax purposes, the principal amount of your Demand Notes at the time of your death will be includable in your gross estate and may be subject to the Federal estate tax. Such amount also may be subject to estate or inheritance tax in some states.

You will receive a December statement from the Processing Agent each year that states the full amount reported as taxable income. The Processing Agent also will file tax information returns as required by law. State and local income taxes and related tax reporting also may be applicable. You are individually responsible for complying with applicable Federal, state and local tax laws.

Withholding tax may apply to certain non-U.S. persons unless certain certifications or statements are provided to GMAC and certain other requirements are satisfied. In certain cases, non-U.S. persons holding a Demand Note, although exempt from withholding tax, may be subject to regular U.S. income tax and taxed in the same manner as U.S. persons discussed above. Information reporting and backup withholding generally will not apply to payments made to non-U.S. persons provided GMAC receives certain certifications or statements.

The U.S. Federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their own tax advisors with respect to the tax consequences to them of the ownership and disposition of the Demand Notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

LEGAL OPINION

The legality of the Demand Notes offered hereby will be passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

The firm of Davis Polk & Wardwell acts as counsel to the Executive Compensation Committee of the Board of

Directors of General Motors Corporation and has acted as counsel for General Motors Corporation and GMAC in various matters.

EXPERTS

The consolidated financial statements incorporated  in this Prospectus by reference from General Motors Acceptance Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for goodwill and other intangible assets), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm  given upon their authority as experts in accounting and auditing.